Exhibit 21.1

Inogen Inc.

Subsidiaries of the Registrant

At February 20, 2026, the Registrant owned the following subsidiaries:

Name	State or Jurisdiction of Incorporation
Inogen Europe, B.V.	Netherlands
Physio Assist SAS	France
Physio Assist GmbH	Germany

Inogen Inc. directly owns 100% of the outstanding voting securities of each of the above-named subsidiaries.